Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

August 8, 2013

Mr. Mark P. Shuman Branch Chief – Legal U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Net Element International, Inc.
Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-186621)

Dear Mr. Shuman:

On behalf of our client, Net Element International, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments”) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated May 9, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-186621) (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2013. Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the marked copy of the Amended Registration Statement that is being provided to you under separate cover. Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement, as amended.

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Mr. Mark P. Shuman August 8, 2013 Page 2

1.	You are proposing to register the resale of warrants that are traded on the Over-the-Counter Bulletin Board. Please tell us why you believe you are eligible to register the resale of these warrants on Form S-3. Please refer to General Instruction I.B.3 to Form S-3, and Question 116.2 of the Securities Act Forms Compliance and Disclosure Interpretations.

For reasons set forth below, the Company respectfully submits that the resale of the Warrants is eligible to be registered on Form S-3.

General Instruction I.B.3 of Form S-3 permits the registration of “[o]utstanding securities to be offered for the account of any person other than the issuer…if securities of the same class are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association.” The Staff’s Interpretation 116.11 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 116.11”) provides that in order to use General Instruction I.B.3 of Form S-3 for the secondary offering of a convertible or exercisable security, such as a common stock purchase warrant, it is not necessary that such warrants themselves be listed on a national securities exchange or quoted on an automated quotation system of a national securities association so long as the underlying common stock is listed or quoted.

The Warrants are currently outstanding, and the resales of such Warrants are being offered for the account of persons other than the Company. Additionally, the shares of common stock underlying the Warrants are listed on The NASDAQ Capital Market under the symbol “NETE.” As a result, although the Warrants are quoted on the Over-the-Counter Bulletin Board, because the shares of common stock underlying the Warrants are listed on a national securities exchange, the resales of the Warrants may be registered pursuant to General Instruction I.B.3 of Form S-3.

Mr. Mark P. Shuman August 8, 2013 Page 3

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre, Esq.
Reed Smith LLP

cc:	Jonathan New
Net Element International, Inc.